(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 000-50408 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item Nos.

PART I

REGISTRANT INFORMATION

Armstrong Holdings, Inc.
Full name of registrant

Former name if applicable

2500 Columbia Avenue
Address of principal executive office (Street and Number)

Lancaster, Pennsylvania 17603
City, state and zip code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

THE REGISTRANT IS UNABLE TO FILE ITS ANNUAL REPORT ON FORM 10-K WITHIN THE PRESCRIBED TIME PERIOD. THE COMPANY NEEDS MORE TIME TO FACTOR INTO ITS FINANCIAL STATEMENTS AND RELATED DISCLOSURES THE COURT’S ACTION ON THE MOTION TO BE HEARD TODAY ON THE SETTLEMENT WITH ARMSTRONG WORLD INDUSTRIES, INC. OF THE COMPANY’S CLAIMS RELATING TO INTERCOMPANY ACCOUNTS AND TAX RIGHTS, AND THE COMPANY’S INDEPENDENT AUDITOR WILL NEED TO REVIEW THOSE MATTERS BEFORE THE BALANCE OF THE 10-K REPORT CAN BE FILED.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

WILLIAM C. RODRUAN	(717)	396-4620
(Name)	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was

required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE 10-K REPORT FOR 2006 WILL BE MATERIALLY DIFFERENT FROM THE 2005 10-K REPORT. THE 2006 REPORT WILL REFLECT THE FACT THAT THE COMPANY’S OWNERSHIP OF ARMSTRONG WORLD INDUSTRIES, INC. (“AWI”) ENDED UPON AWI’S EMERGENCE FROM CHAPTER 11 RESTRUCTURING ON OCTOBER 2, 2006, LEAVING THE COMPANY WITH NO BUSINESS, NO OPERATIONS AND NO EMPLOYEES. THE COMPANY’S ONLY ASSETS AT DECEMBER 31, 2006 ARE THE PROCEEDS TO BE RECEIVED FROM THE RESOLUTION OF ITS CLAIMS DISCUSSED IN THE PORTION OF THE 10-K REPORT FILED ON APRIL 2, 2007.

ARMSTRONG HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 2, 2007	/s/ William C. Rodruan
	Name:	William C. Rodruan
	Title:	Controller

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).